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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of         July        , 2003

VIRGIN EXPRESS HOLDINGS PLC (Translation of registrant's name into English)
England (Jurisdiction of incorporation or organization
120 Campden Hill Road, London, W8 7AR England (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

        Form 20-F ☒                                Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

              Yes ☐                                No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            .)

        The purpose of this Form 6-K is to file with the Commission the attached press release concerning the completion and the results of the Company's equity fundraising.

SIGNATURES

        Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC (Registrant)
Date: July 10, 2003	By:	/s/ Sang-Chul Mathot Name: Sang-Chul Mathot Title: Chief Financial Officer

VIRGIN EXPRESS HOLDINGS PLC

A company incorporated under the laws of England and Wales with registered number 02743543
Registered office : 120 Campden Hill Road, London W8 7AR (United Kingdom)

Result of the open offer of IDRs issued by Sogès-Fiducem

At the closing of the open offer the holders of IDRs have taken up 2,589,439 IDRs of the
8,634,663 on offer.
The main shareholder, Virgin Sky Investments Limited, has subscribed to the 6,045,224 shares not taken up under the open offer by means of a private placement. Including these shares private placement, VSIL has taken up a total of 32,518,686 new shares. As a result, all
35,108,125 new shares have been underwritten.
The subscription right coupon nr. 1 of the IDRs, which were not used to participate in the open offer, have been declared void.
The new IDRs will be listed on Euronext Brussels as from 3rd July 2003.

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SIGNATURES